Press Release                                                        [HEAD logo]


Rotterdam - April 14th 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces date of the Annual General Meeting of shareholders and the filing of its annual report.

The Annual General Meeting of Shareholders of Head N.V. will be held on Wednesday, 26th May at 13:00 hours (local time) at the Hilton Schiphol Hotel, Schiphol Boulevard, The Netherlands. Details concerning the agenda, the right to attend, and how to exercise rights at the Annual General Meeting will be available on Tuesday 4th May. The Annual General Meeting will not be open to members of the general public.

Head N.V. has filed its annual report (form 20-F) for the year ended 31st December 2003 with the SEC. The report is available on the SEC's EDGAR database, or by visiting our website at www.head.com and downloading it from the investor relations web page.

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Rainer Schuttler, Maria Riesch and Marco Buchel.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax: +43 1 707 8940